

May 2, 2024

Owen Hughes
Chief Executive Officer
XOMA Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

> **Re: XOMA Corporation**
> **Registration Statement on Form S-4**
> **Response Dated April 17, 2024**
> **File No. 333-277812**

Dear Owen Hughes:

We have reviewed your April 17, 2024 response to our comment letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 3, 2024 letter.

Response Dated April 17, 2024

General

1. We note in your response to prior comment 2 included in our April 3, 2024 letter that "[o]nce the Specified Product has received FDA approval and is being marketed, the payments received by XOMA US in respect of the applicable Royalty Interest are *typically* calculated as a percentage of sales revenues generated by the Specified Product…." (emphasis added). Please supplementally explain this reference to "typically," including what constitutes the "typical" circumstances under which Royalty Interests are so calculated, their frequency and under what circumstance and frequency Royalty Interests are calculated in an "atypical" manner.

2. Please update the Company's risk factor disclosure to specifically reference (i) the Company's reliance on the exemption at section 3(c)(5)(A) of the Investment Company Act of 1940 and (ii) the Company's belief that it may properly rely on the Royalty Pharma staff letter and its intent to do so.

Please contact Tamika Sheppard at 202-551-8346 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns